November 19, 2014
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Coy Garrison, Attorney-Advisor

Re:	Vaulted Gold Bullion Trust
Registration Statement on Form S-1, as amended
File No. 333-194144

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Bank of Montreal, as initial depositor of Vaulted Gold Bullion Trust (the “Registrant”), respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m. (Eastern time) on November 21, 2014, or as soon thereafter as practicable.

In connection with this request to accelerate the effective date of the Registration Statement, the Registrant acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	Bank of Montreal, as Initial Depositor

By:	/s/ Cathryn E. Cranston
Name:	Cathryn E. Cranston
Title:	Senior Vice President and Treasurer